EXHIBIT 99.07

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of June 30, 2006 and December 31, 2005

and for the Three and Six Months Ended June 30, 2006 and 2005

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Dollars in Thousands Except Share Data)

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $9,754,874 in 2006 and $8,940,769 in 2005)	$9,766,089	$9,153,354
Short-term investments, at cost (approximates fair value)	204,338	406,530
Other (cost of $12,932 in 2006 and $13,025 in 2005)	13,405	13,308

Total investments	9,983,832	9,573,192
Cash	20,778	21,145
Securities purchased under agreements to resell	145,000	97,000
Receivable for securities sold	2,219	1,269
Investment income due and accrued	130,685	120,771
Reinsurance recoverable on paid and unpaid losses	5,279	3,730
Prepaid reinsurance	310,790	303,383
Deferred acquisition costs	213,086	202,195
Derivative assets	756,145	1,029,657
Loans	573,442	681,625
Other assets	86,665	140,751

Total assets	$12,227,921	$12,174,718

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unearned premiums	$3,051,829	$2,966,426
Loss and loss expense reserves	291,026	304,139
Ceded reinsurance balances payable	38,080	23,746
Obligations under payment agreements	248,595	248,760
Long-term debt	972,292	1,041,848
Securities sold under agreements to repurchase	25,000	—
Deferred income taxes	121,243	201,043
Current income taxes	81,665	31,468
Payable for securities purchased	85,058	11,641
Derivative liabilities	650,188	935,440
Other liabilities	228,818	239,152

Total liabilities	5,793,794	6,003,663

Stockholder’s equity:
Preferred stock, par value $1,000 per share; authorized shares - 285,000; issued and outstanding shares - none	—	—
Common stock, par value $2.50 per share; authorized shares - 40,000,000; issued and outstanding shares - 32,800,000 at June 30, 2006 and December 31, 2005	82,000	82,000
Additional paid-in capital	1,466,960	1,453,060
Accumulated other comprehensive income	10,292	136,897
Retained earnings	4,874,875	4,499,098

Total stockholder’s equity	6,434,127	6,171,055

Total liabilities and stockholder’s equity	$12,227,921	$12,174,718

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three and Six Months Ended June 30, 2006 and 2005

(Dollars in Thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues:
Financial Guarantee:
Gross premiums written	$314,168	$323,796	$533,890	$554,371
Ceded premiums written	(57,747)	(54,038)	(48,990)	(27,411)

Net premiums written	$256,421	$269,758	$484,900	$526,960

Net premiums earned	$212,506	$193,996	$408,402	$394,233
Other credit enhancement fees	13,494	12,385	27,024	24,452

Net premiums earned and other credit enhancement fees	226,000	206,381	435,426	418,685
Net investment income	116,983	104,450	230,923	206,458
Net realized investment gains (losses)	1,892	(1,030)	1,513	991
Net mark-to-market gains (losses) on credit derivative contracts	5,381	(11,606)	7,334	(6,340)
Other income	2,921	169	31,428	1,574
Financial Services:
Interest from payment agreements	3,095	3,012	6,104	6,023
Other revenue	5,375	(8,900)	15,394	(56)

Total revenues	361,647	292,476	728,122	627,335

Expenses:
Financial Guarantee:
Loss and loss expenses	12,822	21,657	12,949	45,129
Underwriting and operating expenses	31,871	28,692	69,767	62,095
Interest expense on variable interest entity notes	11,958	11,816	24,581	23,395
Financial Services:
Interest from payment agreements	2,342	1,808	4,409	3,121
Other expenses	1,550	1,552	3,196	3,430

Total expenses	60,543	65,525	114,902	137,170

Income before income taxes	301,104	226,951	613,220	490,165
Provision for income taxes	86,950	57,968	169,071	128,047

Net income	$214,154	$168,983	$444,149	$362,118

See accompanying Notes to Consolidated Unaudited Financial Statements

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Equity

(Unaudited)

For The Six Months Ended June 30, 2006 and 2005

(Dollars in Thousands)

	2006		2005
Retained Earnings:
Balance at January 1	$4,499,098		$4,094,381
Net income	444,149	$444,149	362,118	$362,118

Dividends declared - common stock	(68,000)		(234,200)
Dividends on restricted stock units	(372)		—

Balance at June 30	$4,874,875		$4,222,299

Accumulated Other Comprehensive Income:
Balance at January 1	$136,897		$237,632
Unrealized (losses) gains on securities, ($201,422) and $26,445, pre-tax, in 2006 and 2005, respectively (1)		(130,924)		17,189
Foreign currency translation gain (loss)		4,319		(5,301)

Other comprehensive (loss) gain	(126,605)	(126,605)	11,888	11,888

Comprehensive income		$317,544		$374,006

Balance at June 30	$10,292		$249,520

Preferred Stock:
Balance at January 1 and June 30	$—		$—

Common Stock:
Balance at January 1 and June 30	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$1,453,060		$1,232,701
Capital issuance costs	(1,865)		(2,860)
Employee benefit plans	11,300		10,435
Excess tax benefit related to share-based compensation	4,465		7,469

Balance at June 30	$1,466,960		$1,247,745

Total Stockholder’s Equity at June 30	$6,434,127		$5,801,564

(1) Disclosure of reclassification amount:

Unrealized holding (losses) gains arising during period	($131,232)		$18,115
Less: reclassification adjustment for net securities (losses) gains included in net income	(308)		926

Net unrealized (losses) gains on securities	($130,924)		$17,189

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Six Months Ended June 30, 2006 and 2005

(Dollars in Thousands)

	Six Months Ended June 30,
	2006	2005
Cash flows from operating activities:
Net income	$444,149	$362,118
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,379	1,921
Amortization of bond premium and discount	11,654	8,812
Share based compensation	12,573	10,435
Current income taxes	50,197	10,980
Deferred income taxes	(10,844)	2,619
Deferred acquisition costs	(9,003)	(14,039)
Unearned premiums, net	77,996	131,298
Loss and loss expenses	(14,662)	(25,554)
Ceded reinsurance balances payable	14,334	13,248
Net realized investment gains	(1,513)	(991)
Other, net	4,503	16,956

Net cash provided by operating activities	580,763	517,803

Cash flows from investing activities:
Proceeds from sales of bonds	515,803	752,411
Proceeds from maturities of bonds	220,475	182,227
Purchases of bonds	(1,481,078)	(1,492,870)
Change in short-term investments	202,192	263,577
Loans	151,945	22,623
Securities purchased under agreements to resell	(48,000)	11,000
Other, net	(903)	(47,617)

Net cash used in investing activities	(439,566)	(308,649)

Cash flows from financing activities:
Dividends paid	(68,000)	(159,200)
Capital issuance costs	(1,865)	(2,860)
Securities sold under agreements to repurchase	25,000	—
Proceeds from issuance of long-term debt	50,000	50,000
Payment for redemption of long-term debt	(165,190)	(79,961)
Payment agreements	(165)	(200)
Net cash collateral received	14,191	(7,932)
Excess tax benefit related to share-based compensation	4,465	—

Net cash used in financing activities	(141,564)	(200,153)

Net cash flow	(367)	9,001
Cash at January 1	21,145	17,360

Cash at June 30	$20,778	$26,361

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$125,235	$104,175

Interest on payment agreements	$4,007	$2,528

Interest on long-term debt	$25,220	$16,903

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands)

(1)	Background and Basis of Presentation

Ambac Assurance Corporation is a leading provider of financial guarantees to clients in both the public and private sectors around the world. Ambac Assurance provides financial guarantees on public finance and structured finance obligations. Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, Fitch, Inc., and Rating and Investment Information, Inc. These ratings are an essential part of Ambac Assurance’s ability to provide credit enhancement and any reduction in these ratings could have a material adverse affect on Ambac Assurance’s ability to compete in the financial guarantee business. Financial guarantee insurance policies written by Ambac Assurance generally guarantee payment when due of the principal of and interest on the guaranteed obligation. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc, a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors around the world. As of June 30, 2006, Ambac Assurance’s net guarantees in force (principal and interest) were $784,222,135.

Ambac Credit Products LLC, a wholly owned subsidiary of Ambac Assurance, provides credit protection in the global markets in the form of structured credit derivatives. These structured credit derivatives, which are privately negotiated contracts, provide the counterparty with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation. Upon a credit event, Ambac Credit Products is required to either (i) purchase the underlying obligation at its par value and a loss is realized for the difference between the par and market value of the underlying obligation, (ii) make a payment equivalent to the difference between the par value and market value of the underlying obligation or (iii) make payments for the difference between the scheduled debt service payment due and the actual payment made by the issuer. Substantially all of Ambac Assurance’s structured credit derivative contracts relate to senior tranches of structured finance transactions and are partially hedged with various financial institutions or structured with first loss protection. Structured credit derivatives issued by Ambac Credit Products are insured by Ambac Assurance.

Ambac UK, an Ambac Assurance wholly owned subsidiary, is licensed to transact credit, suretyship and financial guarantee insurance in the United Kingdom and to offer insurance services in thirteen other European Union (“EU”) countries. EU directives allow Ambac UK to conduct business in EU states other than the United Kingdom in compliance with the scope of permission granted these companies by the Financial Services Authority (“FSA”) without the necessity of additional licensing or authorization in other EU jurisdictions. In February 2005, Ambac UK established a branch office in Milan, Italy. Ambac UK has entered into net worth maintenance and reinsurance agreements with Ambac Assurance, which support its triple-A ratings. Ambac Credit Products Limited, also an Ambac Assurance wholly-owned subsidiary, is licensed in the United Kingdom to transact credit default derivatives, as well as act as agent for Ambac Credit Products LLP. Ambac Credit Products Limited is currently able to offer services in two other European Union countries.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Assurance, through its affiliate Ambac Financial Services, is a provider of interest rate and currency swaps to states, municipalities and their authorities, issuers of asset-backed securities and other entities in connection with their financings. The interest rate and currency swaps provided by Ambac Financial Services are guaranteed by Ambac Assurance through policies that guarantee the obligations of Ambac Financial Services and its counterparties. Ambac Assurance, through its subsidiary Ambac Capital Services, enters into total return swaps with professional counterparties. Total return swaps are generally used for fixed income obligations, which meet Ambac Assurance’s credit underwriting criteria.

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates. The results of operations for the six months ended June 30, 2006 may not be indicative of the results that may be expected for the full year ending December 31, 2006. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in (i) the audited consolidated financial statements of Ambac Assurance and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 which was filed with the Securities and Exchange Commission on March 13, 2006 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K and (ii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of March 31, 2006, which was filed with the SEC on May 10, 2006 as Exhibit 99.03 to Ambac Financial Group’s 10-Q for the quarterly period ended March 31, 2006.

The consolidated financial statements include the accounts of Ambac Assurance and all other entities in which Ambac Assurance has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as special purpose entities (“SPEs”), through arrangements that do not involve controlling voting interests. All significant intercompany balances have been eliminated.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

(2)	Net Premiums Earned

Gross premiums are received either upfront (typical of public finance obligations), or in installments (typical of structured finance obligations). Up-front insurance premiums written are received for an entire bond issue, which may contain several maturities; and are recorded as unearned premiums. Premium earnings under both the upfront and installment revenue recognition methods are in proportion to the principal amount guaranteed and result in higher premium earnings during periods where guaranteed principal is higher. When an issue insured by Ambac Assurance has been refunded or called, the remaining unrecognized premium (net of refunding credits, if any) is recognized at that time.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Premiums ceded to reinsurers reduce the amount of net premiums earned by Ambac from its financial guarantee insurance policies. For both up-front and installment premiums, ceded premiums written are primarily recognized in earnings in proportion to and at the same time the related gross premium revenue is recognized. Prepaid reinsurance represents the portion of premiums ceded to reinsurers relating to unearned premiums ceded under reinsurance contracts.

(3)	Loss and Loss Expenses

Ambac Assurances financial guarantee insurance is a promise to pay scheduled interest and principal if the issuer of the insured obligation fails to meet its obligation. The loss reserve policy for financial guarantee insurance discussed in this footnote relates only to Ambac Assurance’s non-derivative insurance business. Losses and loss expenses are based upon estimates of the ultimate aggregate losses inherent in the non-derivative financial guarantee portfolio as of the reporting date. The evaluation process for determining the level of reserves is subject to certain estimates and judgments. In most instances, claim payments are forecasted in advance of issuer default as a result of active surveillance of the insured book of business and observation of deterioration in the obligor’s credit standing. Based upon Ambac Assurance’s experience, claim payments become probable and estimable once the issuer’s credit profile has migrated to certain impaired credit levels. The trustee, on behalf of the insured party, named beneficiary, or custodian has the right to make a claim under Ambac Assurance’s financial guarantee insurance policy at the first scheduled debt service date of the defaulted obligation. As discussed in the last paragraph of this note, the accounting for credit loss reserves is subject to change.

The liability for losses and loss expenses consists of active credit and case basis credit reserves. Active credit reserves are for probable and estimable losses due to credit deterioration on insured credits that have not yet defaulted or been reported and are reflected on an undiscounted basis as of the reporting date. The establishment of reserves for exposures that have not yet defaulted is a common practice in the financial guarantee industry. However, Ambac Assurance is aware that there are differences in the specific methodologies applied by other financial guarantors in establishing such reserves. Ambac Assurance’s active credit reserve is based on management’s on-going review of the non-derivative financial guarantee credit portfolio. Active surveillance of the insured portfolio enables Ambac Assurance’s Surveillance Group to track credit migration of insured obligations from period to period and prepare an adversely classified credit listing. The active credit reserve is established only for adversely classified credits. The criteria for an exposure to be included on the adversely classified credit listing includes the deterioration in an issuer’s financial condition, underperformance of the underlying collateral (for collateral dependent transactions such as mortgage-backed securitizations), problems with the servicer of the underlying collateral and other adverse economic events or trends. The servicer of the underlying collateral of an insured securitization transaction is a consideration in assessing

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

credit quality because the servicer’s performance can directly impact the performance of the related issue. For example, a servicer of a mortgage-backed securitization that does not remain current in its collection efforts could cause an increase in the delinquency and potential default of the underlying obligation.

The active credit reserve is established through a process that begins with estimates of probable losses inherent in the adversely classified credit portfolio. Estimates are computed for each adversely classified credit. These estimates are based upon: (i) Ambac Assurance’s internal system of credit ratings, which are analogous to the risk ratings of the major rating agencies; (ii) internally developed historical default information (taking into consideration ratings and average life of an obligation); (iii) internally developed loss severities; and (iv) the net par outstanding on the adversely classified credit. The loss severities and default information are based on rating agency information and are specific to each bond type and are established and approved by Ambac Assurance’s Portfolio Risk Management Committee. The Portfolio Risk Management Committee is comprised of senior risk management professionals and other senior management of Ambac Assurance. For certain credit exposures that have deteriorated significantly, Ambac Assurance will undertake additional monitoring and loss remediation efforts. Additional remediation can include various actions by Ambac Assurance. The most common actions include obtaining detailed appraisal information on collateral, more frequent meetings with the issuer’s or servicer’s management to review operations, financial condition and financial forecasts and more frequent analysis of the issuer’s financial statements. For these credits, Ambac Assurance would use relevant information obtained from its remediation efforts to adjust the estimate discussed above. Senior management meets at least quarterly with the Surveillance Group to review the status of their work to determine the adequacy of Ambac Assurance’s loss reserves and make any necessary adjustments. Active credit reserves were $147,025 and $197,607 at June 30, 2006 and December 31, 2005, respectively. The active credit reserves at June 30, 2006 and December 31, 2005 was comprised of 72 and 88 credits with net par outstanding of $5,737,383 and $6,319,724, respectively. Included in the calculation of active credit reserves at June 30, 2006 and December 31, 2005 was the consideration of $12,546 and $17,479, respectively, of reinsurance which would be due to Ambac Assurance from reinsurers, upon default of the insured obligation.

Case basis credit reserves are for losses on insured obligations that have defaulted. We believe our definition of case basis credit reserves differs from other financial guarantee industry participants. Upon the occurrence of a payment default, the related active credit reserve is transferred to case basis credit reserve. Additional provision for losses upon further credit deterioration of a case basis exposure are initially recorded through the active credit reserve and subsequently transferred to case basis credit reserves. Our case reserves represent the present value of anticipated loss and loss expense payments expected over the estimated period of default. Loss and loss expenses consider anticipated defaulted debt service payments, estimated expenses associated with settling the claims and estimated recoveries under collateral and subrogation rights. The estimate does not consider future installment premium receipts, as the likelihood of such receipts is remote. Ambac Assurance discounts these estimated net payments using discount rates that approximate the average taxable equivalent yield on our investment portfolio.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Case basis credit reserves were $144,001 and $106,532 at June 30, 2006 and December 31, 2005, respectively. The discount rate applied to case basis credit reserves was 4.75% at June 30, 2006 and December 31, 2005. The case basis credit reserves at June 30, 2006 and December 31, 2005 were comprised of 8 and 10 credits, respectively, with net par outstanding of $635,864 and $838,975, respectively. Additionally, we have reinsurance recoverables on case basis credit reserves of $5,268 and $3,468 at June 30, 2006 and December 31, 2005, respectively.

Ambac Assurance provides information on the classification of its loss reserve between active credit reserve and case basis credit reserve for the purpose of disclosing the components of the total reserve that relate to exposures that have not yet defaulted and those that have defaulted. The total reserve (active credit and case basis) was $291,026 and $304,139 at June 30, 2006 and December 31, 2005, respectively. Due to the relatively small number and large size of certain insured obligations comprising the active and case basis credit reserves, improvements or further deterioration in any one credit may significantly impact our loss provision in a given period. The provision for losses and loss expenses in the accompanying Consolidated Statements of Operations represents the expense recorded to bring the total reserve to a level determined by management to be adequate for losses inherent in the non-derivative financial guarantee insurance portfolio.

Our liabilities for credit losses are based in part on the short-duration accounting guidance in SFAS No. 60, “Accounting and Reporting by Insurance Enterprises.” The trustee (on behalf of the insured party), named beneficiary or custodian has a right to a claim payment under the financial guarantee insurance policy at the date of the first scheduled debt service payment of a defaulted security in the amount equal to the payment shortfall. We believe a loss event occurs for financial guarantee insurance products at the time the issuers’ financial condition deteriorates to an impaired credit status rather than at the time the insured party has a right to a claim payment. Because of this belief and the ambiguities discussed below in the application of SFAS No. 60 to the financial guarantee industry, Ambac Assurance does not believe that SFAS No. 60 alone provides sufficient guidance. As a result, Ambac Assurance supplements the guidance in SFAS No. 60 with the guidance in SFAS No. 5, “Accounting for Contingencies,” which calls for a loss to be accrued if it is probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Ambac Assurance also relies by analogy on EITF Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan,” which states that a guarantor should perform an ongoing assessment of the probability of loss to determine if a liability (and a loss) should be recognized under SFAS No. 5.

In management’s view, the accounting guidance noted above does not comprehensively address the attributes of financial guarantee insurance contracts, primarily due to the fact that SFAS No. 60 was developed prior to the maturity of the financial guarantee industry. Financial guarantee contracts have elements of long-duration insurance contracts in that they are generally irrevocable and extend over a period of time that may be 30 years or more but are considered and reported for regulatory purposes as property and casualty insurance, normally considered short-duration contracts. The short-duration and long-duration classifications have different methods of accounting for premium revenue, deferred acquisition costs and contract liability recognition.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Assurance is aware that there are certain differences regarding the measurement of liabilities for credit losses among participants in the financial guarantee industry. Difficulties applying the existing insurance accounting literature such as the classification of the insurance contracts as either short-duration or long-duration to the attributes of financial guarantee insurance, different measurement models and assumptions utilized, regulatory guidance provided to certain entities, and the existence of accounting literature providing guidance with respect to liability recognition for loan guarantees are the reasons for differences among the industry participants.

In January and February of 2005, the Securities and Exchange Commission (“SEC”) staff discussed with the financial guarantee industry participants differences in loss reserve recognition practices among those participants. In June 2005, the Financial Accounting Standards Board (“FASB”) added a project to its agenda to consider the accounting by financial guarantee insurers for claims liability recognition, premium recognition and deferred acquisition costs. The proposed and final guidance are expected to be issued in 2006 and 2007, respectively. When the FASB or SEC reach a conclusion on this issue, Ambac and the rest of the financial guarantee industry may be required to change some aspects of their loss reserving policies and the potential changes could extend to premium and expense recognition. Ambac Assurance cannot predict how the FASB or SEC will resolve this issue and the resulting impact on our financial statements. Until the issue is resolved, Ambac intends to continue to apply its existing policy with respect to the establishment of both case and active credit reserves.

(4)	Segment Information

Ambac Assurance has two reportable segments, as follows: (1) financial guarantee, which provides financial guarantees (including structured credit derivatives) for public finance and structured finance obligations; and (2) financial services, which provides payment agreements, interest rate, currency and total return swaps.

Ambac Assurance’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Pursuant to insurance and indemnity agreements between Ambac Financial Services and Ambac Assurance, Ambac Financial Services’ payment obligations under its swap agreements are guaranteed by Ambac Assurance. Additionally, the payment obligations of Ambac Financial Services’ counterparties, under their swap agreements with Ambac Financial Services, are guaranteed by Ambac Assurance pursuant to insurance and indemnity agreements. Intersegment revenues include the premiums earned under those agreements. Such premiums are determined as if they were premiums to third parties, that is, at current market prices. In the three and six months ended June 30, 2006, Financial Guarantee intersegment revenues include dividends of $0 and $11,000, respectively, from the Financial Services segment. In the three and six months ended June 30, 2005, Financial Guarantee intersegment revenues include dividends of $2,500 from the Financial Services segment.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following tables summarize the financial information by reportable segment as of and for the three and six months ended June 30, 2006 and 2005:

(Dollars in thousands) Three months ended June 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2006:
Revenues:
External customers	$353,177	$8,470	$—	$361,647
Intersegment	714	—	(714)	—

Total revenues	$353,891	$8,470	($714)	$361,647

Income before income taxes:
External customers	$296,526	$4,578	$—	$301,104
Intersegment	1,388	(1,388)	—	—

Total income before income taxes	$297,914	$3,190	$—	$301,104

Total assets	$11,067,315	$1,160,606	$—	$12,227,921

2005:
Revenues:
External customers	$298,364	($5,888)	$—	$292,476
Intersegment	3,199	—	(3,199)	—

Total revenues	$301,563	($5,888)	($3,199)	$292,476

Income before income taxes:
External customers	$236,199	($9,248)	$—	$226,951
Intersegment	3,778	(1,278)	(2,500)	—

Total income before income taxes	$239,977	($10,526)	($2,500)	$226,951

Total assets	$10,553,837	$1,563,826	$—	$12,117,663

(Dollars in thousands) Six months ended June 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2006:
Revenues:
External customers	$706,624	$21,498	$—	$728,122
Intersegment	12,414	—	(12,414)	—

Total revenues	$719,038	$21,498	($12,414)	$728,122

Income before income taxes:
External customers	$599,327	$13,893	$—	$613,220
Intersegment	13,762	(2,762)	(11,000)	—

Total income before income taxes	$613,089	$11,131	($11,000)	$613,220

Identifiable assets	$11,067,315	$1,160,606	$—	$12,227,921

2005:
Revenues:
External customers	$621,368	$5,967	$—	$627,335
Intersegment	3,847	—	(3,847)	—

Total revenues	$625,215	$5,967	($3,847)	$627,335

Income before income taxes:
External customers	$490,749	($584)	$—	$490,165
Intersegment	5,005	(2,505)	(2,500)	—

Total income before income taxes	$495,754	($3,089)	($2,500)	$490,165

Identifiable assets	$10,553,837	$1,563,826	$—	$12,117,663

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three and six months ended June 30, 2006 and 2005:

	Three Months		Six Months
(Dollars in thousands)	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
2006:
United States	$213,823	$170,945	$385,628	$328,597
United Kingdom	57,440	16,735	73,586	32,105
Japan	7,380	6,269	14,041	12,383
Australia	8,341	2,549	9,023	5,598
Italy	6,930	2,250	8,406	4,316
Brazil	2,223	1,875	4,776	4,112
Mexico	1,133	1,011	2,342	2,106
Internationally diversified (1)	9,237	14,787	18,633	27,595
Other international	7,661	9,579	17,455	18,614

Total	$314,168	$226,000	$533,890	$435,426

2005:
United States	$254,357	$151,356	$437,120	$309,744
United Kingdom	27,489	17,015	45,674	32,956
Japan	6,818	7,927	13,890	15,136
Australia	8,412	2,123	9,103	4,303
Italy	6,859	2,192	8,362	4,273
Brazil	2,863	2,317	5,826	4,721
Mexico	4,243	1,774	7,740	3,385
Internationally diversified (1)	6,965	13,826	15,431	28,447
Other international	5,790	7,851	11,225	15,720

Total	$323,796	$206,381	$554,371	$418,685

1)	Internationally diversified includes guarantees with multiple locations of risk and includes components of United States exposure.

(5)	Employee Benefit Plans

Stock-based Compensation:

The Ambac Financial Group 1997 Equity Plan (the “Equity Plan”) provides for the granting of stock options, stock appreciation rights, restricted stock units (“RSUs”), performance units and other awards that are valued or determined by reference to Ambac Financial Group’s Common Stock. Ambac Financial Group also maintains the Ambac 1997 Non-Employee Directors Equity Plan, which provides awards of stock options and restricted stock units to non-employee members of the Ambac’s Board of Directors. Stock options and RSUs granted under these plans provide that vesting is accelerated in certain circumstances such as upon retirement or death. As of June 30, 2006, approximately 7,500,000 shares were available for future grant under the Equity Plan and the Directors Equity Plan. The number of options and their exercise price, and the number of restricted stock units awarded to each non-employee director under the Directors Equity Plan are determined by formula.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Since January 1, 2003, Ambac Assurance accounted for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123 as amended by SFAS Statement 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” (“SFAS 148”), prospectively to all employee awards granted after January 1, 2003.

Effective January 1, 2006, Ambac Assurance adopted SFAS No. 123-R, “Share-Based Payment”, (“SFAS No. 123-R”) by using the modified prospective approach to all employee awards granted after the effective date. Beginning with the effective date, SFAS 123-R requires entities to recognize compensation cost for all equity-classified awards after the effective date and for all awards granted to employees prior to the effective date of SFAS No. 123-R that remain unvested on the effective date using the fair-value measurement method and estimating forfeitures for all unvested awards. Key differences between SFAS No. 123-R and SFAS No. 123 are:

SFAS No. 123-R provides further clarification that the Black-Scholes-Merton model is not appropriate for stock options containing a market condition that affects vesting and the ability to exercise. Stock options granted in 2006 will vest on the earlier of Ambac’s common stock achieving certain price targets (market conditions) or meeting the requisite service requirement. The fair value of each market condition award was estimated on the date of grant using a Monte Carlo simulation model. Stock options granted prior to the adoption of SFAS 123-R were valued using the Black-Scholes-Merton model.

SFAS 123-R requires compensation expense be recognized for partially vested awards outstanding at its effective date. The expense related to the unvested award will be recognized for the remainder of the requisite service period. Certain market condition stock option grants previously accounted for under APB No. 25 were partially vested as of January 1, 2006. For the three and six months ended June 30, 2006 approximately $205 and $411, respectively, of compensation expense is recorded for these partially vested awards.

SFAS No.123-R requires the grant date expensing of share-based awards granted to retirement-eligible employees. This is consistent with how Ambac Assurance recognized such awards under SFAS 123. Based on interpretative guidance under SFAS No. 123-R, Ambac Assurance must elect to continue to expense awards to retirement eligible employees on the grant date or accrue in the year prior to the grant date. Ambac Assurance elected to accrue the estimated cost of the 2007 stock-compensation grants to retirement-eligible employees over the service period. Therefore, Ambac Assurance will accrue the estimated cost of such awards over the course of the fiscal year preceding the grant date ($1,766 and $3,533 recognized in the three and six months ended June 30, 2006). Stock options and restricted stock unit expenses are allocated to each of Ambac Financial Group’s subsidiaries based on the actual number of stock options and restricted stock units granted to each subsidiary’s employees.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Pensions:

Ambac Financial Group has a defined benefit pension plan covering substantially all employees of Ambac. The benefits are based on years of service and the employee’s average highest salary during five consecutive years of employment within the last ten years of employment. Ambac’s funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. A contribution of $3,100 is estimated for 2006. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

Pension expense is allocated to each of Ambac Financial Group’s subsidiaries based on percentage of payroll. Pension expense recorded by Ambac Assurance amounted to $376 and $740 for the three and six months ended June 30, 2006, respectively, compared to $431 and $644 for the three and six months ended June 30, 2005, respectively.

Postretirement and Other Benefits:

Ambac Financial Group provides postretirement and postemployment benefits, including health and life benefits that cover substantially all employees who meet certain age and service requirements. Effective August 1, 2005, new employees were not eligible for postretirement benefits. Amounts related to postretirement health benefits are charged based on actuarial determinations. These expenses are allocated for each of Ambac Financial Group’s subsidiaries based on a percentage of payroll. All plans are contributory. None of the plans are currently funded. Ambac Assurance’s postretirement and post employment benefit expense was $356 and $586 for the three and six months ended June 30, 2006, respectively, compared to $233 and $415 for the three and six months ended June 30, 2005, respectively.

(6)	Special Purpose and Variable Interest Entities

Ambac Financial Group has involvement with special purpose entities, including variable interest entities (“VIEs”) in the following ways. First, Ambac Assurance is a provider of financial guarantee insurance for various debt obligations. Second, Ambac Financial group has sponsored two special purpose entities that issue medium-term notes (“MTNs”) to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Financial Group-sponsored special purpose entities are considered Quallfying Special Purpose Entities (“QSPEs”). Lastly, Ambac Assurance is an investor in asset-backed securities issued by VIEs, and, in one transaction, has a beneficial interest in a VIE that purchases fixed rate municipal bonds with proceeds from the issuance of floating rate short term beneficial interests as discussed in detail below.

Financial Guarantees:

Ambac Assurance provides financial guarantees in respect of debt obligations of special purpose entities, including VIEs. Ambac Assurance’s primary variable interest exists through this financial guarantee insurance or credit derivative contract. The transaction structure provides certain financial protection to Ambac Assurance. This financial protection can take

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

several forms; however, the most common are over-collateralization, first loss and excess spread. In the case of over-collateralization, (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac Assurance. In the case of first loss, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt; such excess cash flow is applied to redeem debt, thus creating over-collateralization.

As of June 30, 2006, Ambac Assurance is the primary beneficiary under three transactions as a result of providing financial guarantees to these entities. Ambac Assurance consolidated these entities since the structural financial protections are outside the VIEs. These structural protections, had they existed inside the VIEs, would have absorbed a majority of the VIEs’ expected losses and consequently Ambac Assurance would not have consolidated these entities. All consolidated VIEs are bankruptcy remote special purpose financing entities created by the issuer of debt securities to facilitate the sale of notes guaranteed by Ambac Assurance. Ambac Assurance is not primarily liable for the debt obligations of these entities. Ambac Assurance would only be required to make payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Additionally, Ambac Assurance’s creditors do not have rights with regard to the assets of these VIEs.

Proceeds from the note issuance of the first VIE transaction, which closed in 2002, were used to purchase senior mortgage-backed floating rate notes of a South Korean mortgage-backed securities issuer. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and the issuance of subordinated debt. Ambac Assurance will pay claims under its financial guarantee only in the event that losses on the mortgage assets of the South Korean issuer reduce the reserve fund to zero and exceed the principal amount of the subordinated notes. Total long-term debt outstanding under this note issuance was $45,394 and $64,522 with a maturity date of December 3, 2022 and a variable rate of interest which was 5.33% and 4.26% at June 30, 2006 and December 31, 2005, respectively.

Proceeds from the note issuances of the other transactions, both of which closed in 2004, were used to purchase notes issued by special purpose reinsurance companies in connection with their reinsurance of defined blocks of life insurance contracts. Protections afforded Ambac Assurance were in the form of capital contributed to the reinsurance companies and the issuance of subordinated debt by the VIEs. Ambac Assurance will pay claims under its financial guarantees in these transactions if cash flows generated under the reinsurance agreements and the proceeds from the contributed capital and subordinated debt are insufficient to repay the noteholders. Total debt outstanding under these note issuances was $926,898 and $977,325 at June 30, 2006 and December 31, 2005, respectively, with maturity dates ranging from April 15, 2016 to February 6, 2025. At June 30, 2006 the interest

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

rate on these notes ranged from 4.83% to 5.35%. Under one of these transactions, Ambac Assurance is subject to potential consolidation of an additional $250,000 of assets and liabilities in connection with future utilization of the VIE by the reinsurer.

The following table provides supplemental information about the combined assets and liabilities associated with the VIEs discussed above. The assets and liabilities of these VIEs are consolidated into the respective Balance Sheet captions.

	At June 30, 2006	At December 31, 2005
Assets:
Cash	$1,317	$676
Loans Investment in fixed income securities	548,386 421,607	659,379 390,423
Investment income due and accrued	7,327	7,448
Derivative assets	2,346	—

Total assets	$980,983	$1,057,926

Liabilities:
Long-term debt	$972,292	$1,041,848
Derivative liabilities	—	6,332
Other Liabilities	9,127	9,161

Total liabilities	981,419	1,057,341

Stockholders’ equity:
Accumulated other comprehensive income	(436)	585

Total liabilities and stockholders’ equity	$980,983	$1,057,926

Qualified Special Purpose Entities:

Ambac Financial Group has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with SFAS 140. QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac Financial Group’s or Ambac Assurance’s financial statements. The QSPEs are legal entities that are demonstrably distinct from Ambac Financial Group, and Ambac Financial Group, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of June 30, 2006, there have been 14 individual transactions processed through the QSPEs of which 9 are outstanding. In each case, Ambac Financial Group sold fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPE. Additionally, Ambac Financial Group’s creditors do not have any rights with regards to the assets of the QSPEs. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of June 30, 2006, Ambac Assurance had financial guarantee insurance policies issued for all assets, MTNs and derivative contracts owned and outstanding by the QSPEs.

Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

There were no assets sold to the QSPEs during the six months ended June 30, 2006 and the year ended December 31, 2005. As of June 30, 2006, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities of the QSPEs was $1,582,706, $1,606,003 and $15,335, respectively. When market quotes are not available, fair values are based on internal valuation models, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $2,572 and $2,976 for the six months ended June 30, 2006 and 2005, respectively. Ambac Financial Group also received fees for providing other services amounting to $140 and $173 for the six months ended June 30, 2006 and 2005, respectively.

VIE Beneficial Interest:

Ambac Assurance owns a beneficial interest in a special purpose entity that meets the definition of a VIE. This entity has issued floating rate beneficial interests to investors and invested the proceeds in fixed rate municipal debt securities. These beneficial interests are directly secured by the related municipal debt securities. Ambac Assurance is the primary beneficiary of this entity as a result of its beneficial interest. The fixed rate municipal debt securities, which are reported as Investments in fixed income securities, at fair value on the Consolidated Balance Sheets, were $253,857 and $258,806 as of June 30, 2006 and December 31, 2005, respectively. The beneficial interests issued to third parties, reported as Obligations under investment and payment agreements on the Consolidated Balance Sheets, were $248,595 and $248,760 as of June 30, 2006 and December 31, 2005, respectively. As of June 30, 2006 and December 31, 2005, the interest rates on these beneficial interests ranged from 3.10% to 4.01% and from 1.49% to 3.55%, respectively.

(7)	Accounting Standards

On February 16, 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS 155 amends SFAS 133 and SFAS 140, and addresses issues

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

raised in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of SFAS 155 are: (i) with respect to SFAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS 140, eliminate a restriction on the passive derivative instruments that a QSPE may hold. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Ambac Assurance will adopt SFAS 155 on January 1, 2007 and is currently evaluating the implications of SFAS 155 on its financial statements.

On April 13, 2006, the FASB issued Staff Position (“FSP”) No. FIN 46(R)-6 “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”. This FSP addresses the approach to determine the variability to consider when applying FIN 46 (R) and includes illustrative examples of how the variability should be considered. The variability that is considered may affect the determination as to whether the entity is a VIE, the determination of which interests are variable interests in the entity, if necessary, the calculation of expected losses and residual returns of the entity, and the determination of which party is the primary beneficiary of the VIE. The effective date for prospective application is the first day of the first reporting period beginning after June 15, 2006. Retrospective application, if elected, should be completed no later than the end of the annual reporting period after July 15, 2006, effectively December 31, 2006 for Ambac Assurance. Ambac Assurance is currently evaluating the implications of this FSP on its financial statements.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is applicable for fiscal years beginning after December 15, 2006, with early application encouraged if financial statements, including interim financial statements have not been issued in the period of adoption. Ambac Assurance is currently evaluating the implication of this Interpretation on its financial statements.

The FASB is currently working on a number of amendments to the existing accounting standards governing financial guarantees, asset transfers, securitization, consolidation, and fair value of financial instruments. Upon completion of these standards, Ambac Assurance will need to reevaluate its accounting and disclosures. In addition, the FASB is currently working on a project that will change the accounting and reporting for pension and postretirement plans. Management expects the new standard to require companies to record an asset or liability on the Consolidated Balance Sheet equal to the funded status of the plans. Any other plan assets or liabilities would be reflected net as an adjustment to stockholders’ equity.